SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Metrocall Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

59164X 10 5

(CUSIP Number)

November 24, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 98,815

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 98,815

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,815

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 2.01%

12.	Type of Reporting Person (See Instructions) IA;OO

Item 1.
	(a)	Name of Issuer Metrocall Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer's Principal Executive Offices 6677 Richmond Highway, Alexandria, VA 22306

Item 2.
	(a)	Name of Person Filing Oaktree Capital Management, LLC*
	(b)	Address of Principal Business Office or, if none, Residence 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
	(c)	Citizenship California
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number 59164X 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership*
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 98,815
(b) Percent of class: 2.01%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 98,815
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 98,815
(iv) Shared power to dispose or to direct the disposition of -0-

*  Oaktree Capital Management, LLC, a California limited liability company and registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), is filing this Schedule 13G in its capacity as the general partner and/or investment manager of the following funds and accounts it manages:

(i) OCM High Yield Limited Partnership, a California limited partnership (“OCM High Yield I”);
(ii) OCM High Yield Fund II, L.P., a Delaware limited partnership (“OCM High Yield II”);

(iii)          OCM High Yield Trust, a subtrust of the OCM Group Trust, a trust organized under the laws of the United States (“OCM Trust”, and together with OCM High Yield I and OCM High Yield II, the “OCM Funds”); and

(iv) Various third party separate accounts (“Separate Accounts”, and together with the OCM Funds, the “OCM Funds and Accounts”).

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  The OCM Funds and Accounts generally invest in a diversified portfolio of high yield fixed income securities.  The investment decisions for each of the OCM Funds and Accounts are made on an individual basis based on the respective guidelines of each of the OCM Funds and Accounts.  Each of the OCM Funds and Accounts beneficially owns on an individual basis less than one percent of the outstanding shares of the Issuer’s Common Stock.  Based on Oaktree’s relationship with the OCM Funds and Accounts, Oaktree may be deemed to beneficially own the shares of Common Stock held by each of the OCM Funds and Accounts, although Oaktree has no material pecuniary interest in any of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

25th November, 2003
Date
OAKTREE CAPITAL MANAGEMENT, LLC /s / Sheldon Stone
Signature
Sheldon Stone, Principal
Name/Title
/s / John B. Frank
Signature
John B. Frank, Principal General Counsel
Name/Title